Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603



                               November 18, 2020




Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549



      Re:                           FT 9006
        Dividend Growers and Tax-Advantaged Income Portfolio, Series 25
                                 (the "Trust")
                      CIK No. 1820356 File No. 333-249335
--------------------------------------------------------------------------------

Dear Mr. Cowan:

      We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

COMMENTS

Portfolio Selection Process
---------------------------

      1. IF THE TRUST WILL HAVE MATERIAL EXPOSURE TO THE MUNICIPAL BONDS ISSUED BY ANY JURISDICTION EXPERIENCING FINANCIAL DISTRESS, PLEASE IDENTIFY THAT JURISDICTION AND ADD RELEVANT RISK DISCLOSURE.

      Response: If the Trust has material exposure to municipal bonds issued by any jurisdiction experiencing financial distress based on its final portfolio, appropriate disclosure will be added to the Trust's prospectus.

      2. THE DISCLOSURE PROVIDES THAT THE CLOSED-END FUNDS AND ETFS WERE SELECTED BY THE SPONSOR'S RESEARCH DEPARTMENT BASED ON A NUMBER OF FACTORS, INCLUDING "THE QUALITY AND CHARACTER OF THE FIXED-INCOME SECURITIES OR OTHER ASSETS HELD BY THE CLOSED-END FUND OR ETF." PLEASE SPECIFY THE QUALITIES AND CHARACTERISTICS THE SPONSOR UTILIZES TO SELECT THE PORTFOLIO OF FUNDS FOR THE TRUST.

      Response: In accordance with the Staff's comment, the referenced disclosure will be removed from the Trust's prospectus. In addition, the following sentence will be added to the Trust's prospectus:

      "The Sponsor does not require any specific duration, maturity or credit quality policies when selecting the Closed-End Funds and ETFs for the Trust's portfolio."

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                                        Very truly yours,

                                                        Chapman and Cutler LLP


                                                        By /s/ Daniel J. Fallon
                                                           ____________________
                                                           Daniel J. Fallon